EXHIBIT 99.1

Profound Medical and Akumin Enter into U.S. Multi-Center Commercial Agreement for TULSA-PRO®

TORONTO, May 06, 2021 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced the signing of a multi-site imaging center agreement for TULSA-PRO® with Akumin Inc. (NASDAQ/TSX:AKU) (“Akumin”), a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States.

Pursuant to the agreement, Profound expects to install TULSA-PRO® systems at up to 10 Akumin centers to be outfitted with diagnostic and therapeutic imaging services specifically dedicated towards men’s health. All of these TULSA-PRO® systems will be placed under Profound’s per procedure business model. The initial geographic focus of the relationship will be in the State of Florida, with Texas and Pennsylvania expected to follow. Based upon the success of the first 10 installations, the two companies hope to expand their relationship in the future to include additional Akumin men’s health centers.

“We believe that Akumin will be a particularly strong partner for us given its strategy to become a leading full-service provider of men’s health and its geographic density in Florida, one of the largest markets for prostate care in the country,” commented Arun Menawat, Profound’s CEO and Chairman. “With respect to timing, we currently expect the first Akumin TULSA-PRO® site to be operational in the fourth quarter of 2021.”

“Akumin is introducing a new service offering with centers focused on men’s health. In collaboration with urologists and using a consumer-centric approach, Akumin’s goal is to redefine the delivery of prostate care through diagnostic imaging, minimally invasive treatment, and post-treatment monitoring,” said Riadh Zine, President and Chief Executive Officer of Akumin. “TULSA-PRO® is a customizable and incision-free prostate disease treatment system that minimizes the impact on men’s functional abilities and provides the highest quality of life after treatment. We are excited to partner with Profound to offer this revolutionary technology to our physicians and patients.”

About Akumin Inc.

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and Akumin and their respective businesses which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound and Akumin. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound and Akumin have each attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s or Akumin’s respective operations, the demand for its products or services, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and neither Profound nor Akumin undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849